

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2010

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
224 Pegasus Avenue
Northvale, NJ 07647

> **Re: Ivivi Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2009**
> **File No. 001-33088**

Dear Mr. Gluckstern:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.